November 27, 2013

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 568 to the Trust’s Registration Statement under the Securities Act of 1933.  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The main purpose of this filing is to (i) change the principal investment strategies for Ascendant Balanced Fund, Ascendant Natural Resources Fund, and Ascendant Diversified Income & Growth Fund, and (ii) change the name of Ascendant Diversified Income & Growth Fund to Ascendant Deep Value Convertibles Fund.

If you have any questions, please contact Cassandra Borchers at (513) 352-6632.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP

894962.60